

March 14, 2011

N.B. Forrest Shoaf
Senior Vice President, Secretary and Chief Legal Officer
Cracker Barrel Old Country Store, Inc.
305 Hartmann Drive
P. O. Box 787
Lebanon, TN 37088-0787

> **Re:** **Cracker Barrel Old Country Store, Inc.**
> **Form 10-K for the Fiscal Year Ended July 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-25225**

Dear Mr. Shoaf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 30, 2010

Part III, page 27

1. Please confirm that in your future filings you will incorporate by reference information required by Item 407(d)(5) of Regulation S-K. In this regard, we note your disclosure with respect to the third question on page 51 of the proxy statement.

2. Additionally, please confirm that in future filings the names of the sections of the proxy statement that are being incorporated by reference will match the names of the sections in the proxy statement. In this regard, we note that some of the information required by Item 402(k) of Regulation S-K is provided in the "How were non-management directors compensated in 2010" section of the proxy statement and the information required by Item 201(d) of Regulation S-K is provided in the "Equity Compensation Plan Information" section of the proxy statement.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

How does the Compensation Committee use "tally sheets?" page 21

3. We note your disclosure that your Compensation Committee reviews tally sheets for
    executive compensation. Please confirm that in future filings you will revise your
    disclosure to explain what information was included in the tally sheets and discuss how it
    impacted the Compensation Committee's decision on compensation awards.

Director Compensation Table, page 33

4. In future filings please confirm that you will disclose the aggregate grant date fair value
    of the stock awards as computed in accordance with FASB ASC Topic 718. Refer to
    Item 402(k)(2)(iii) of Regulation S-K.

5. With respect to the stock awards in the stock awards column, in future filings please
    revise to disclose in a footnote all assumptions made in the valuation by reference to a
    discussion of the assumptions in your financial statements, footnotes to the financial
    statements, or discussion in the Management's Discussion and Analysis section. Refer to
    Instruction to Item 402(k) of Regulation S-K.

Proposal 1: Election of Directors, page 42

What are the ages, backgrounds and qualifications of this year's nominees, page 43

6. Please confirm that in future filings you will revise your disclosure to briefly describe the
    business experience during the past five years of each of your directors or advise. Refer
    to Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at 202-551-3601 or me at 202-551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc (via fax):   N.B. Forrest Shoaf
(615) 443-9818